## SURETY FINANCIAL SERVICES, INC.

### SCHEDULE I
### COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
### OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
### AS OF DECEMBER 31, 2015

NET CAPITAL:

| | | |
|---|---|---|
| Total stockholder's equity | $ | 96,107 |
| Less non-allowable assets: | | |
| Accounts receivable - broker dealers | | 8,218 |
| Net capital before haircuts | | 87,889 |
| Less haircuts | | - |
| Net capital | | 87,889 |
| Minimum net capital required | | 5,000 |
| Excess net capital | $ | 82,889 |
| Aggregate indebtedness | $ | 9,682 |
| Percentage of aggregate indetedness to net capital | | 11.02% |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.